Exhibit (a)(1)(E)

Offer to Purchase for Cash

Up to All Outstanding Shares of Common Stock

of

Logility, Inc.

at

$7.02 Net Per Share

by

AMERICAN SOFTWARE, INC.

The Offer and Withdrawal Rights Will Expire at 12:00 Midnight, New York

City Time, on June 22, 2009, Unless the Offer Is Extended.

May 22, 2009

To Our Clients:

Enclosed for your consideration are the Offer to Purchase dated May 22, 2009 (the “Offer to Purchase”) and the related Letter of Transmittal distributed in connection with an offer by American Software, Inc., a Georgia corporation (“American Software”), to purchase up to all the outstanding shares of common stock, no par value (the “Shares”), of Logility, Inc., a Georgia corporation (“Logility”), not currently owned by American Software at a price of $7.02 per share net to the seller in cash, without interest, on the terms and subject to the conditions specified in the Offer to Purchase dated May 22, 2009 and in the related Letter of Transmittal (which together with any amendments or supplements thereto, constitute the “Offer”).

Also enclosed is a letter dated May 22, 2009 to shareholders of Logility from the Logility Special Committee (as defined below), together with a Solicitation/Recommendation Statement on Schedule 14D-9, dated May 22, 2009, which has been filed with the U.S. Securities and Exchange Commission and includes the Logility Special Committee’s unanimous recommendation, on behalf of Logility, that Logility’s shareholders accept the Offer and tender their Shares pursuant to the Offer.

We are the holder of record (directly or indirectly) of Shares held for your account. A tender of such Shares can be made only by us as the holder of record or our nominees as the holder of record and pursuant to your instructions. The enclosed Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender Shares held by us for your account.

We request instructions as to whether you wish to have us tender on your behalf any or all of the Shares held by us for your account, upon the terms and subject to the conditions set forth in the Offer.

Your attention is directed to the following:

1.	The Offer Price is $7.02 per Share, net to you in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase.

2.	The Offer is being made for all outstanding Shares not currently owned by American Software.

3.	The Offer is conditioned upon, among other things: there being validly tendered and not withdrawn the number of Shares which constitutes at least a majority of the outstanding Shares not owned by American Software or the directors and executive officers of American Software or Logility (other than directors of Logility that constitute the special committee of independent directors formed to consider the Offer) immediately prior to the expiration of the Offer. This condition is not waivable. The Offer is also subject to the other conditions set forth in the Offer to Purchase. See “The Tender Offer—Section 12—Conditions To The Offer” of the Offer to Purchase.

4.	In response to American Software announcing its intention to commence a tender offer for the Shares not already owned by American Software, Logility’s Board of Directors established a Special Committee (the “Logility Special Committee”), comprised of independent directors who are unaffiliated with American Software, to review, evaluate and make recommendations to Logility’s shareholders (other than American Software and its affiliates) with respect to the proposed Offer. The Logility Special Committee has determined that the Offer is fair to the shareholders of Logility, other than American Software or its affiliates, and recommends, on behalf of Logility, that the shareholders of Logility accept the Offer and tender their Shares pursuant to the Offer.

5.	The Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on June 22, 2009, unless the Offer is extended.

6.	Shareholders who tender Shares will not be obligated to pay brokerage fees or commissions to the the Information Agent or the Depositary or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by American Software pursuant to the Offer.

The Offer is made solely by the Offer to Purchase and the related Letter of Transmittal and any supplements and amendments thereto and is being made to all holders of Shares other than American Software. American Software is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If American Software becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, American Software will make a good faith effort to comply with such state statute. If, after such good faith effort, American Software cannot comply with such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of American Software by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

If you wish to have us tender any or all of your Shares, please so instruct us by completing, signing and returning to us the instruction form attached to this letter. An envelope in which to return your instructions to us is enclosed. If you authorize the tender of your Shares, all of your Shares will be tendered unless otherwise specified in your instructions.

Your instructions should be forwarded to us as soon as possible so that we will have ample time to submit a tender on your behalf prior to the expiration of the Offer. The Offer and withdrawal rights expire at 12:00 midnight, New York City time, on June 22, 2009, unless extended.

INSTRUCTIONS WITH RESPECT TO THE

OFFER TO PURCHASE FOR CASH

UP TO ALL OUTSTANDING SHARES OF COMMON STOCK

OF

LOGILITY, INC.

The undersigned acknowledge(s) receipt of your letter and the enclosed Offer to Purchase, dated May 22, 2009 (the “Offer to Purchase”), and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”), in connection with the Offer by American Software, Inc., a Georgia corporation (“American Software”), to purchase up to all of the outstanding shares of common stock, no par value (the “Shares”), of Logility, Inc., a Georgia corporation (“Logility”), not currently owned by American Software at a purchase price of $7.02 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal.

This will instruct you to tender the number of Shares indicated below (or, if no number is indicated below, all Shares) that are held by you for the account of the undersigned, upon the terms and subject to the conditions set forth in the Offer.

Number of Shares to be Tendered*:

Account Number:

Dated:

* Unless otherwise indicated, we are authorized to tender all Shares held by us for your account.

PLEASE SIGN HERE

Signature(s):

Name(s) (Please Print):

Address:

Zip Code:

Area Code and Telephone No.:

Tax Identification or Social Security No.:

My Account Number with You:

Date: